Exhibit 99.2

On May 6, 2025, Intercont (Cayman) Limited (the “Company”) plans to publish certain Q&As with the CEO and Chairman of the Company, Ms. Muchun Zhu on the Company’s website https://www.intercontcayman.com/. The Chinese-English version of the transcript of such Q&As is attached below.

Q1. 公司再生浆业务合作客户的选择，如何实现依托大型B端客户关系实现稳定的业务增长？

A1. 作为造纸的中间环节，我们一方面将以产业的补充角色参与到这个市场，为中国大陆及周边地区的大型造纸厂提供稳定且高质量的纸浆供应，成为其原材料的重要补充来源。

同时，我们将不断开拓中小型纸业公司，在品质、价格方面提供更好的选择。

另外，作为跨行业的商业模式践行者，INTERCONT也在积极与全球纸品龙头企业交流学习，不断推动我们产品的创新升级。我们与客户分享知识与经验，共同探索与突破，共同推动产业的持续进步与繁荣。

同时，我们与大型B端客户之间的坚实而互信的战略合作关系，将主要建立在产能的有效补充及与下游客户深度融合、需求挖掘、产品持续优化等方面。

Q1. 公司再生漿業務合作客戶的選擇，如何實現依託大型B端客戶關係實現穩定的業務增長？

A1. 作爲造紙的中間環節，我們一方面將以產業的補充角色參與到這個市場，爲中國大陸及周邊地區的大型造紙廠提供穩定且高質量的紙漿供應，成爲其原材料的重要補充來源。同時，我們將不斷開拓中小型紙業公司，在品質、價格方面提供更好的選擇。另外，作爲跨行業的商業模式踐行者，INTERCONT也在積極與全球紙品龍頭企業交流學習，不斷推動我們產品的創新升級。我們與客戶分享知識與經驗，共同探索與突破，共同推動產業的持續進步與繁榮。同時，我們與大型B端客戶之間的堅實而互信的戰略合作關係，將主要建立在產能的有效補充及與下游客戶深度融合、需求挖掘、產品持續優化等方面。

Q1. How Does the Company Achieve Stable Business Growth by Leveraging Relationships With Large B2B Clients in Its Recycled Pulp Business?

A1. As an intermediate link in the paper industry, we plan to participate in the in the market as complementary role. by providing stable and high-quality pulp supplies to large paper factories in Chinese mainland and surrounding areas, becoming a key supplementary source of raw materials for these factories.

At the same time, we will continuously expand our business with small and medium-sized paper companies, offering better choices in terms of quality and price.

Furthermore, as a practitioner of cross-industry business models, INTERCONT is actively engaging in exchanges and learning from leading global paper companies, driving innovation and upgrading our products. We share knowledge and experience with our clients, exploring and breaking through barriers together, while driving the continuous advancement and prosperity of the industry.

Moreover, our solid and trust-based strategic partnerships with large B2B clients will primarily built on effective capacity supplementation, deep integration with downstream clients, demand exploration, and continuous product optimization.

Q2. 公司海运+海上制浆形成的商业模式，对稳健公司现金流、增强公司的跨周期运营能力，有哪些独有的优势？

A2. 首先，我们Intercont集团在船舶租赁和船舶运营管理方面已经摸爬滚打了10多年，经历了远洋行业多次的高峰和低谷，积累了丰富的经验。公司在2022及2023财年，年营收达3000万余美元；2024财年，年营收达2500万余美元。三个财年年均毛利润率约30%。基于航运基础业务的积累，我们在ESG理念的指导下开展了海上制浆业务，希望能够弥补传统海运业务面临的周期性风险，为我们的收入结构提供坚实的支撑。

Q2. 公司海運+海上製漿形成的商業模式，對穩健公司現金流、增強公司的跨週期運營能力，有哪些獨有的優勢？

A2. 首先，我們Intercont集團在船舶租賃和船舶運營管理方面已經摸爬滾打了10多年，經歷了遠洋行業多次的高峯和低谷，積累了豐富的經驗。公司在2022及2023財年，年營收達3000萬餘美元；2024財年，年營收達2500萬餘美元。三個財年年均毛利潤率約30%。基於航運基礎業務的積累，我們在ESG理念的指導下開展了海上製漿業務，希望能夠彌補傳統海運業務面臨的週期性風險，爲我們的收入結構提供堅實的支撐。

Q2. What Unique Advantages Does the Business Model of Combining Maritime Shipping and Seaborne Pulping Offer in Terms of Stabilizing Cash Flow and Enhancing the Company's Cross-Cycle Operational Capacity?

A2. Firstly, our Intercont Group has over 10 years of experience in vessel rental and vessel management services, navigating through multiple cycles of highs and lows in the maritime shipping industry, accumulating extensive expertise. The company's annual revenue in fiscal years 2022 and 2023 is more than $30 million; in fiscal year 2024, the annual revenue is more than $25 million. The average annual gross profit margin in these three fiscal years is about 30%. Leveraging our foundational experience in shipping, and guided by ESG principles, we have expanded into seaborne pulping operation, aiming to mitigate the cyclical risks inherent in traditional shipping operations and provide strong support for our revenue structure.

Q3. 未来环保政策的不断加强，对我们的业务来说，是好事还是坏事？我们如何保证业务在跨国生产中符合多国法律规范？

A3. 当然是好事，海洋作为链接世界的载体，是一切主体联通必不可少的环节。遵守国际公约和安全标准至关重要。多年远洋行业的深耕，让我们充分了解行业规则，同时也在积极践行着行业对于环保日益变化的要求。

我们勇于做海洋ESG的探路者，我们不断身体力行地在传统航运领域做出新的ESG转型和突破，不断探索符合海洋ESG的新赛道和增长曲线。所以，不断加强的环保政策对我们来说是好事。

同时，作为海洋ESG的探索者，我们非常期待且欢迎与ESG事业的同行分享我们的经验和见解，共同推动行业进步。

关于业务在跨国生产中的法律法规问题，我们在船舶设计、改造、业务运营方面，充分整合、参考了相关国家 的法律法规，充分与当地政府及相关部门探索沟通，开发了努力顺应各国法律法规的运营模式，保证业务可以顺利开展。

Q3. 未來環保政策的不斷加強，對我們的業務來說，是好事還是壞事？我們如何保證業務在跨國生產中符合多國法律規範？

A3. 當然是好事，海洋作爲鏈接世界的載體，是一切主體聯通必不可少的環節。遵守國際公約和安全標準至關重要。多年遠洋行業的深耕，讓我們充分了解行業規則，同時也在積極踐行着行業對於環保日益變化的要求。我們勇於做海洋ESG的探路者，我們不斷身體力行地在傳統航運領域做出新的ESG轉型和突破，不斷探索符合海洋ESG的新賽道和增長曲線。所以，不斷加強的環保政策對我們來說是好事。同時，作爲海洋ESG的探索者，我們非常期待且歡迎與ESG事業的同行分享我們的經驗和見解，共同推動行業進步。關於業務在跨國生產中的法律法規問題，我們在船舶設計、改造、業務運營方面，充分整合、參考了相關國家 的法律法規，充分與當地政府及相關部門探索溝通，開發了努力順應各國法律法規的運營模式，保證業務可以順利開展。

Q3. With the Continuous Strengthening of Environmental Protection Policies in the Future, Is It Good or Bad for Our Business? How Do We Ensure That Our Business Complies With the Legal Regulations of Multiple Countries in Multinational Production?

A3. It is definitely a good thing. The ocean, as a carrier linking the world, is an essential element for connecting all entities. Compliance with international conventions and safety standards is crucial. Our years of deep involvement in the maritime shipping industry have allowed us to fully understand industry regulations, and we are also actively responding to the increasingly changing environmental protection requirements within the industry.

We are bold to be a pioneer in maritime ESG, continuously making new ESG transformations and breakthroughs in the traditional shipping field, and exploring new pathways and growth curves that align with maritime ESG. Therefore, the strengthening of environmental protection policies is beneficial for us.

At the same time, as explorers of maritime ESG, we are excited to share our experiences and insights with others in the ESG field, working together to promote industry progress.

Regarding the legal regulations issues of multinational production, we have fully integrated and referenced the legal regulations of relevant countries in ship design, renovation, and business operations. We have also actively engaged in exploration and communication with local governments and relevant departments, developing an operational model that complies with the legal regulations of each country, ensuring the smooth operation of our business.

Q4. 公司筹备创业到IPO的过程中，遇到哪些重要挑战，公司如何克服困难？

A4. 我们的基石业务多年来稳健扎实，基石业务与第二增长曲线的过渡也平稳顺畅。

我们深知，公司想要长远发展，除了稳定的基石业务外，第二曲线的持续增长也至关重要。IPO只是起点，长足的发展离不开我们在技术创新和工船研发方面的持续精进。为了将传统产业的局限转变为机遇，我们不断推动知识的边界，打破常规，探索未知。这一过程要求我们不仅在技术上取得突破，更要在思维和策略上进行革新，以实现商业模式的转型升级。我们进入新的赛道，需要突破技术、运营、产业链等多维度的难关，每一项都要花费很多心血，幸运的是，一路上我们遇到了很多优秀且与我们一样愿意为了梦想追风逐日的人，相信方向对了路就不会远，我们集思广益，很多一开始看似困难的问题也在被我们各个击破。

Q4. 公司籌備創業到IPO的過程中，遇到哪些重要挑戰，公司如何克服困難？

A4. 我們的基石業務多年來穩健紮實，基石業務與第二增長曲線的過渡也平穩順暢。我們深知，公司想要長遠發展，除了穩定的基石業務外，第二曲線的持續增長也至關重要。IPO只是起點，長足的發展離不開我們在技術創新和工船研發方面的持續精進。爲了將傳統產業的侷限轉變爲機遇，我們不斷推動知識的邊界，打破常規，探索未知。這一過程要求我們不僅在技術上取得突破，更要在思維和策略上進行革新，以實現商業模式的轉型升級。我們進入新的賽道，需要突破技術、運營、產業鏈等多維度的難關，每一項都要花費很多心血，幸運的是，一路上我們遇到了很多優秀且與我們一樣願意爲了夢想追風逐日的人，相信方向對了路就不會遠，我們集思廣益，很多一開始看似困難的問題也在被我們各個擊破。

Q4. What Major Challenges Did the Company Face During the IPO Preparation Process, and How Did It Overcome Them?

A4. The core business has been stable and solid over the years, and the transition from our core business to the second growth curve has been seamless.

We are aware that long-term development requires not only a stable core business but also continuous growth in the second curve. The IPO is just the beginning, and sustainable growth relies on ongoing advancements in technological innovation and factory ship research and development. To turn the limitations of traditional industries into opportunities, we continuously push the boundaries of knowledge, break conventions, and explore the unknown. This process requires breakthroughs not only in technology but also in thinking and strategy to transform and upgrade our business model. As we enter new fields, we need to overcome challenges in technology, operations, and the supply chain, each of which demands significant effort. Fortunately, along the way, we've encountered many excellent people who share our vision and dreams, and as long as we stay on the right path, we believe success will come. Through collective wisdom, many challenges that initially seemed difficult have been overcome one by one.

Q5. 公司主要的业务领域是什么？

A5. 公司分为传统船舶租赁业务和海上制浆创新业务。我们的传统业务以船只租赁和船舶管理为主。旗下管理控制四艘船，分别为两艘48500DWT、一艘约56000DWT以及一艘约63000DWT。基于我们对海洋商业模式的理解，我们创新研发工船制浆技术，充分利用航行途中的时间与空间，解决传统纸浆原料高污染及供给不稳定的问题。未来，公司计划就海上可持续商业模式做更多的创新，致力于提供海上综合ESG解决方案。

Q5. 公司主要的業務領域是什麼？

A5. 公司分爲傳統船舶租賃業務和海上製漿創新業務。我們的傳統業務以船隻租賃和船舶管理爲主。旗下管理控制四艘船，分別爲兩艘48500DWT、一艘約56000DWT以及一艘約63000DWT。基於我們對海洋商業模式的理解，我們創新研發工船製漿技術，充分利用航行途中的時間與空間，解決傳統紙漿原料高污染及供給不穩定的問題。未來，公司計劃就海上可持續商業模式做更多的創新，致力於提供海上綜合ESG解決方案。

Q5. What Are the Company's Main Business Fields?

A5. The company is divided into two main business fields: traditional vessel rental and innovative seaborne pulping business.

Our traditional business focuses on vessel rental and vessel management services. We manage and control four vessels, including two 48,500 DWT vessels, one 56,000 DWT vessel, and one 63,000 DWT vessel.

Based on our understanding of the maritime business model, we have innovatively developed onboard pulping manufacturing technologies, making full use of the time and space during navigation to address the high pollution and unstable supply issues associated with traditional pulp raw materials. In the future, the company plans to further innovate in sustainable maritime business model, committed to providing integrated maritime ESG solutions.

Q6. 公司做的废纸再生业务有什么特别？业务上有哪些重要的创新点/独特优势？公司的角色出现对现有产业链及合作伙伴的意义如何？

A6. 在选择具体产业方向时，我们做了很多产业模式的探索。基于权威行研机构的数据报告，我们了解到跨境电商及国际物流的蓬勃发展，使得全球包装用纸的需求相当旺盛。纸浆，尤其是高品质纸浆，作为产业链中间环节，是全世界较为紧缺的生产制造原材料。

海上工船制浆业务的核心优势在于它轻资产特性和高效自动化的生产能力。与传统陆地造纸厂比，不涉及土地、建厂、原材料运输等一系列成本，资本投入压力较小，产能扩容弹性较大。其次，在项目运营当中，我们与船舶所有权人紧密合作、由Intercont集团授权核心专利技术，船舶所有权人出资进行船舶购置和改造。通过这样的合作模式，有效减少了公司在资本扩张阶段的压力，并促进同行业船公司的收益稳定，有利于我们商业模式的快速复制、全力推进商业化。

此外，自动化产线是另一大亮点。在较大减轻人力成本的同时，实现生产过程中的精确性与高效性。鉴于航行安全的法律要求，我们的“少人化”策略，相较于传统工厂，初期即能减少三分之二的人力需求，我们的目标是逐步向“无人化”发展。作为瓦楞纸箱生产的中间环节，上游原材料供应稳定、下游需求旺盛且长 期呈现出供不应求的态势，我们认为这是一个稳定且充满机遇的赛道。

Q6. 公司做的廢紙再生業務有什麼特別？業務上有哪些重要的創新點/獨特優勢？公司的角色出現對現有產業鏈及合作伙伴的意義如何？

A6. 在選擇具體產業方向時，我們做了很多產業模式的探索。基於權威行研機構的數據報告，我們瞭解到跨境電商及國際物流的蓬勃發展，使得全球包裝用紙的需求相當旺盛。紙漿，尤其是高品質紙漿，作爲產業鏈中間環節，是全世界較爲緊缺的生產製造原材料。

海上工船製漿業務的核心優勢在於它輕資產特性和高效自動化的生產能力。與傳統陸地造紙廠比，不涉及土地、建廠、原材料運輸等一系列成本，資本投入壓力較小，產能擴容彈性較大。其次，在項目運營當中，我們與船舶所有權人緊密合作、由Intercont集團授權核心專利技術，船舶所有權人出資進行船舶購置和改造。通過這樣的合作模式，有效減少了公司在資本擴張階段的壓力，並促進同行業船公司的收益穩定，有利於我們商業模式的快速複製、全力推進商業化。

此外，自動化產線是另一大亮點。在較大減輕人力成本的同時，實現生產過程中的精確性與高效性。鑑於航行安全的法律要求，我們的“少人化”策略，相較於傳統工廠，初期即能減少三分之二的人力需求，我們的目標是逐步向“無人化”發展。作爲瓦楞紙箱生產的中間環節，上游原材料供應穩定、下游需求旺盛且長期呈現出供不應求的態勢，我們認爲這是一個穩定且充滿機遇的賽道。

Q6. What Is Special About the Company's Waste Paper Recycling Business? What Are the Key Innovations or Unique Advantages in This Business? What Significance Does the Company's Role Hold for the Existing Industry Chain and Its Partners?

A6. In selecting the specific industrial direction, we undertook extensive exploration of various business models. Based on data reports from authoritative industry research institutions, we observed that the rapid growth of cross-border e-commerce and international logistics has significantly driven the global demand for packaging paper. Pulp, especially high-quality pulp, serves as an intermediate link in the industrial chain and is a relatively scarce manufacturing raw materials worldwide.

The core advantages of the seaborne pulping business with factory ships lie in its asset-light nature and highly efficient automated production capability. Unlike traditional land-based paper mills, this model avoids costs associated with land, factory construction, and raw material transportation. This results in reduced capital investment pressures and greater flexibility in capacity expansion. Moreover, during project operations, we closely collaborate with ship owners and utilize core patented technologies authorized by the Intercont Group. The ship owners invest in ship acquisition and retrofitting, effectively reducing the company's pressure during the capital expansion phase and ensuring stable returns for ship owners in the industry. This partnership facilitates the rapid replication of our business model and accelerates commercialization.

Another standout feature is the automated production line, which not only greatly reduces labor costs but also ensures precision and efficiency during the production process. To meet legal requirements for maritime safety, our "low-manning" strategy initially reduces workforce demand by two-thirds compared to traditional factories, with the goal of gradually transitioning to "unmanned" operations.

As an intermediate link in the production of corrugated containers, the upstream supply of raw materials is stable, while downstream demand is strong and has long been in a state of supply shortage. We believe this is a stable and opportunity-filled track.

Q7. 公司如何实现组成当前这样一个集多元行业经验与创新能力为一体的管理团队？

A7. 在招募管理团队成员时，我们特别重视候选人的创新才能，尤其是科技创新和商业模式创新这两方面。 这两种创新能力不仅是公司发展的本源动力，更是指引我们稳步向目标前行的核心动力。

随着公司发展方向的明确，我们在团队建设与外部合作过程中凝聚了一批来自船舶建造、纸浆生产、纸浆采购运营、自动化产线设计、以及船舶工程机械、船舶软件控制等领域的行业专家。这些行业专家构成了纸浆工船项目的坚强后盾，也成为公司战略构想实现过程中滚烫的血脉。

Q7. 公司如何實現組成當前這樣一個集多元行業經驗與創新能力爲一體的管理團隊？

A7. 在招募管理團隊成員時，我們特別重視候選人的創新才能，尤其是科技創新和商業模式創新這兩方面。這兩種創新能力不僅是公司發展的本源動力，更是指引我們穩步向目標前行的核心動力。隨着公司發展方向的明確，我們在團隊建設與外部合作過程中凝聚了一批來自船舶建造、紙漿生產、紙漿採購運營、自動化產線設計、以及船舶工程機械、船舶軟件控制等領域的行業專家。這些行業專家構成了紙漿工船項目的堅強後盾，也成爲公司戰略構想實現過程中滾燙的血脈。

Q7. How Did the Company Assemble Its Current Management Team, Which Integrates Diverse Industry Experience and Innovation Capabilities?

A7. When recruiting members for the management team, we particularly emphasize candidates' innovative talents, especially in technological innovation and business model innovation. These two types of innovation are not only the fundamental driving forces for the company's development but also the core motivation guiding us steadily towards our goals.

As the company's direction became clearer, we gathered a group of experts from various industries, including shipbuilding, pulp production, pulp procurement operations, automation production line design, as well as ship engineering machinery and ship software control. These experts form the strong backbone of the pulping factory ship project and have become the vital force driving the realization of the company's strategic vision.

Q8. 公司“跨界”进入海上制浆领域，如何一步步实现从idea到落地？公司在这一独特的领域中巩固专利壁垒方面做了哪些措施？

A8. 最初呢，海上制浆不过是个停留在纸上的大胆构想。但我们逐步从各个角度去证实它的可行性：如船舶设计、认证获取、船舶推进系统升级、清洁能源利用探索、新型设备制造和智能化生产线的搭建等等。随着这些难关一一攻克，这个项目将逐渐从概念走向现实。

Q8. 公司“跨界”進入海上製漿領域，如何一步步實現從idea到落地？公司在這一獨特的領域中鞏固專利壁壘方面做了哪些措施？

A8. 最初呢，海上製漿不過是個停留在紙上的大膽構想。但我們逐步從各個角度去證實它的可行性：如船舶設計、認證獲取、船舶推進系統升級、清潔能源利用探索、新型設備製造和智能化生產線的搭建等等。隨着這些難關一一攻克，這個項目將逐漸從概念走向現實。

Q8. How Did the Company Transition from Idea to Implementation in "Crossing Over" into the Seaborne Pulping Field? What Measures Have Been Taken to Strengthen Patent Barriers in This Unique Field?

A8. Initially, seaborne pulping was nothing more than a bold concept on paper. However, we systematically worked to validate its feasibility from various perspectives, including ship design, certification acquisition, propulsion system upgrades, exploration of clean energy utilization, development of new equipment, and construction of intelligent production lines. As these challenges were tackled one by one, the project is expected to evolve gradually from a mere concept into a tangible reality.

Q9. 我们都知道，优质的废纸资源，在美国、欧洲等市场，也是不可多得的资源，公司在保证原纸材料供应方面，做了哪些努力？

A9. 我们计划与美国的前置仓储和环保再生企业建立深入的合作关系，这一举措将促进再生资源的稳定获取，有效整合AOCC13号、AOCC12号废纸资源，确保原材料的平稳供应。我们计划同时开拓除美国以外其他国家的市场废纸资源，为后续业务开展提供稳定丰富的原材料供应。

Q9. 我們都知道，優質的廢紙資源，在美國、歐洲等市場，也是不可多得的資源，公司在保證原紙材料供應方面，做了哪些努力？

A9. 我們計劃與美國的前置倉儲和環保再生企業建立深入的合作關係，這一舉措將促進再生資源的穩定獲取，有效整合AOCC13號、AOCC12號廢紙資源，確保原材料的平穩供應。我們計劃同時開拓除美國以外其他國家的市場廢紙資源，爲後續業務開展提供穩定豐富的原材料供應。

Q9. As We All Know, High-Quality Wastepaper Resources Are Rare in Markets Such as the United States and Europe. What Efforts Has the Company Made to Ensure a Stable Supply of Raw Paper Materials?

A9. We plan to establish in-depth partnerships with pre-storage and environmental recycling companies in the United States. This initiative will ensure a stable supply of recycled resources and effectively integrates wastepaper resources such as AOCC13 and AOCC12 to guarantee a smooth supply of raw materials. At the same time, we want to expand our efforts to source wastepaper resources from countries other than the United States, providing a stable and abundant supply of raw materials for future business development.

Q10. 公司在履行社会责任及环保方面做出的努力，公司“海洋绿色足迹”如何将实现碳排放、能源利用方面的提升，走出碳中和、零污染的生产之路。

A10. 我们主要在二氧化碳近零排放和提升能源利用方面做出了许多努力。

首先，我们将实施碳足迹管理计划。通过分析、计算出产品的全生命周期和碳排放量。并且与来自美国的全球500强企业Rockwell建立了合作关系，共同探索ESG产业化和碳中和的新路径。

其次，我们将与供应商携手推进绿色供应链建设。确保原材料和产品的生产过程严格符合环保标准，以此推动整个产业链走向绿色和转型。

此外，我们采用了先进的干法制浆技术。相较于传统的湿法制浆，显著更节水，并且在生产过程中不需要添加化学药剂。因此，制浆过程中几乎不会产生废水，废气和废渣，实现环保制造。

同时，我们在积极投资研发环保技术，如碳捕捉和碳储存。将废弃物转化为可利用能源，实现资源的循环利用。

通过这些措施，我们不仅保护了地球环境，为此做出了卓越的贡献。也为公司的可持续发展奠定了坚实的基础。

Q10. 公司在履行社會責任及環保方面做出的努力，公司“海洋綠色足跡”如何將實現碳排放、能源利用方面的提升，走出碳中和、零污染的生產之路。

A10. 我們主要在二氧化碳近零排放和提升能源利用方面做出了許多努力。

首先，我們將實施碳足跡管理計劃。通過分析、計算出產品的全生命週期和碳排放量。並且與來自美國的全球500強企業Rockwell建立了合作關係，共同探索ESG產業化和碳中和的新路徑。

其次，我們將與供應商攜手推進綠色供應鏈建設。確保原材料和產品的生產過程嚴格符合環保標準，以此推動整個產業鏈走向綠色和轉型。

此外，我們採用了先進的幹法制漿技術。相較於傳統的溼法制漿，顯著更節水，並且在生產過程中不需要 添加化學藥劑。因此，製漿過程中幾乎不會產生廢水，廢氣和廢渣，實現環保製造。

同時，我們在積極投資研發環保技術，如碳捕捉和碳儲存。將廢棄物轉化爲可利用能源，實現資源的循環利用。

通過這些措施，我們不僅保護了地球環境，爲此做出了卓越的貢獻。也爲公司的可持續發展奠定了堅實的基礎。

Q10. What Efforts Has the Company Made in Fulfilling Social Responsibility and Environmental Protection, and How Will the "Maritime Green Footprint" Help Enhance Carbon Emissions and Energy Utilization, Leading the Way to Carbon Neutrality and Zero Pollution in Production?

A10. We have made significant efforts in achieving near-zero carbon emissions and improving energy utilization.

Firstly, we will implement a carbon footprint management plan, analyzing and calculating the full lifecycle and carbon emissions of our products. We have also partnered with Rockwell, a global Fortune 500 company based in the United States, to explore new paths for the industrialization of ESG principles and carbon neutrality.

Secondly, we will work with suppliers to advance the development of a green supply chain, ensuring that raw materials and production processes strictly comply with environmental standards, thus driving the entire industry chain toward green transformation.

Additionally, we have adopted advanced dry pulping technology, which significantly reduces water consumption compared to traditional wet pulping and eliminates the need for chemical additives in the production process. Therefore, there is expected to be near-zero emissions of waste water, waste gas, and solid waste during pulping process, and realize the environmentally friendly manufacturing.

At the same time, we are actively investing in research and development of environmental protection technologies, such as carbon capture and storage, converting waste into usable energy, and promoting resource recycling.

Through these efforts, we are not only protecting the environment and making significant contributions to it, but we are also laying a solid foundation for the company's sustainable development.

Q11. 对于海上绿色制浆，我们未来增长动力主要有哪些方面？

A11. 海上工船制浆能为造纸企业提供重要的补充来源，为包装纸品行业长期健康发展提供助力。制浆业务主要的成长动力来源于下游包装纸品的需求，包括日用消费品、电子产品、以及蓬勃发展的全球线上购物和城市快递物流。

日本、中国等亚洲国家出台的禁废令，也让下游纸厂原材料供应出现缺口，INTERCONT在船上制浆的创新商业模式，将为下游纸业公司提供稳定的供给。

未来几年，集团业务会按照既定的计划推进及扩展，随着纸浆船数量的增长、航次的增多，制浆产线逐步扩大我们的规模。

Q11. 對於海上綠色製漿，我們未來增長動力主要有哪些方面？

A11. 海上工船製漿能爲造紙企業提供重要的補充來源，爲包裝紙品行業長期健康發展提供助力。製漿業務主要的成長動力來源於下游包裝紙品的需求，包括日用消費品、電子產品、以及蓬勃發展的全球線上購物和城市快遞物流。

日本、中國等亞洲國家出臺的禁廢令，也讓下游紙廠原材料供應出現缺口，INTERCONT在船上製漿的創新商業模式，將爲下游紙業公司提供穩定的供給。

未來幾年，集團業務會按照既定的計劃推進及擴展，隨着紙漿船數量的增長、航次的增多，製漿產線逐步擴大我們的規模。

Q11. What Are the Main Drivers of Future Growth for Maritime Green Pulping?

A11. Seaborne pulping with factory ships can provide an important supplementary source for paper manufacturing companies, supporting the long-term healthy development of the packaging paper industry. The main growth drivers of the pulping business come from the demand for downstream packaging paper products, including daily consumer goods, electronics, and the booming global online shopping and urban express logistics sectors.

The waste import bans introduced by countries such as Japan, China, and other Asian nations have created shortage in raw material supply for downstream paper factories. INTERCONT's innovative business model of onboard pulping will provide a stable supply for downstream paper companies.

In the coming years, the group's business will continue to progress and expand according to the established plan. As the number of pulp vessels increases and voyages grow, the pulping production lines will gradually expand our scale.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements made in this current report are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this current report, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are: the ability to manage growth; ability to identify and integrate other future acquisitions; ability to obtain additional financing in the future to fund capital expenditures; fluctuations in general economic and business conditions; costs or other factors adversely affecting our profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic. The forward-looking statements contained in this current report are also subject to other risks and uncertainties, including those more fully described in the Company’s filings with the Securities and Exchange Commission (“SEC”) from time to time. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Such information speaks only as of the date of this current report.